Exhibit 99.3

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity
Prima BioMed Limited (Company)

ABN
90 009 237 889

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued

Quoted options to acquire ordinary shares in the Company (ASX: PRRO) (each, an Option).

Full details of the Entitlement Offer (defined below) will be set out in a prospectus which is expected to be lodged with ASIC and given to ASX in coming weeks.

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A maximum of 266,515,847 Options (subject to the effects of rounding) under a non-renounceable pro-rata entitlement offer of 1 Option for every 4 shares in the Company held on the record date (Entitlement Offer).

+ See chapter 19 for defined terms.

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3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

The principal terms of the Options include:

- Issue price: $0.02;

- Exercise price: $0.20; and

- Expiry date: 5.00 pm on the fourth anniversary of their issue date.

Each Option is exercisable for an ordinary share in the capital of the Company.

4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

No. New shares issued upon the exercise of an Option will however rank equally in all respects with existing shares from the date of issue.

5	Issue price or consideration	$0.02 per Option.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

As set out in the ASX Announcement regarding the Entitlement Offer of Options dated 2 April 2013, the purpose of the issue of Options is to:

- co-fund up to three phase 2 trials of CVac in additional cancer indications and continue the ongoing clinical program;

- continue CVac manufacturing optimisation programs to move toward a commercially successful and global product manufacturing platform; and

- provide general working capital for the Company and add security to the balance sheet.

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

No.

6b	The date the security holder resolution under rule 7.1A was passed	N/A.

6c	Number of +securities issued without security holder approval under rule 7.1	N/A.

6d	Number of +securities issued with security holder approval under rule 7.1A	N/A.

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	N/A.

6f	Number of +securities issued under an exception in rule 7.2	N/A.

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	N/A.

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A.

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	N/A.

+ See chapter 19 for defined terms.

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7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item
33 of Appendix 3B.

		To be determined. The corporate action timetable applying to the Entitlement Offer will be set out in the yet to be issued prospectus.

		Number		+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	1,066,063,388 Up to 266,515,847		Ordinary fully paid shares (ASX: PRR). Options.

9	Number and +class of all	Number	+Class - Options
	+securities not quoted on ASX (including the +securities in	Amount	Exercise Price	Expiration Date	ASX Code
		1,884,253	$0.2685	9 November 2014	PRRAS
	section 2 if applicable)	1,884,253	$0.2360	8 December 2014	PRRAU
		1,061,411	$0.2271	12 January 2015	PRRAY
		1,118,211	$0.2345	12 February 2015	PRRAW
		1,075,269	$0.2277	18 March 2015	PRRAZ
		500,000	$0.2500	6 May 2015	PRRAC
		1,055,011	$0.2351	19 May 2015	PRRAD
		32,500,000	$0.2000	6 December 2013	PRRAL
		2,000,000	$0.1000	6 December 2014	PRRAL
		500,000	$0.1000	26 August 2014	PRRAL
		740,741	$0.3390	1 February 2016	PRRAL
		100,000	$0.2790	3 November 2014	PRRAL
		100,000	$0.2329	3 January 2015	PRRAL
		2,800,000	$0.1850	1 August 2015	PRRAL
		200,000	$0.1730	20 February 2016	PRRAL
		47,519,149	Total

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change.

Part 2 - Pro rata issue
11	Is security holder approval required?	No.

12	Is the issue renounceable or non-renounceable?	Non-renounceable.

13	Ratio in which the +securities will be offered	1 Option for every 4 shares held.

14	+Class of +securities to which the offer relates	Quoted options to acquire ordinary shares in the Company.

15	+Record date to determine entitlements	To be advised.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	No.

17	Policy for deciding entitlements in relation to fractions	Where fractions arise in the calculation of entitlements, they will be rounded up to the nearest number of Options.

18

Names of countries in which the entity has security holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

All countries except Australia and New Zealand and such other jurisdictions into which the Company decides to make offers under applicable exceptions from the requirement to issue a prospectus in those jurisdictions.

19	Closing date for receipt of acceptances or renunciations	To be advised.

20	Names of any underwriters	N/A.

21	Amount of any underwriting fee or commission	N/A.

22	Names of any brokers to the issue	Ord Minnett Corporate Finance Pty Limited.

23	Fee or commission payable to the broker to the issue	To be disclosed in the prospectus.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	N/A.

25	If the issue is contingent on security holders’ approval, the date of the meeting	N/A.

+ See chapter 19 for defined terms.

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26	Date entitlement and acceptance form and offer documents will be sent to persons entitled	A prospectus and personalised entitlement and acceptance form is expected to be sent to eligible shareholders before the end of the Company’s financial year.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A.

28	Date rights trading will begin (if applicable)	N/A.

29	Date rights trading will end (if applicable)	N/A.

30	How do security holders sell their entitlements in full through a broker?	N/A.

31	How do security holders sell part of their entitlements through a broker and accept for the balance?	N/A.

32	How do security holders dispose of their entitlements (except by sale through a broker)?	N/A.

33	+Issue date	To be disclosed in the prospectus.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)

(a)	☒	+Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought

39	+Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend,
(in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

+ See chapter 19 for defined terms.

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41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	01/04/13
(Director/Company secretary)

Print name:	Deanne Miller

==  ==  ==  ==  ==

+ See chapter 19 for defined terms.

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